EXHIBIT 99.1

Fury Intercepts 41.5 Metres of 1.23 g/t Gold at Sakami Gold Project in Quebec

TORONTO, Aug. 12, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce initial results from the inaugural drill campaign at the Sakami gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec (Figure 1). Drill hole 25SK-001 is the first of six holes drilled to date, and was designed to test the down plunge extension of gold mineralization intercepted in historical drilling and has intercepted five distinct zones of gold mineralization across a 140-metre (m) drilled length; 4.7 m of 2.72 g/t gold; 0.5 m of 10.2 g/t gold; 1.5 m of 5.17 g/t gold and; 11.8 m of 1.28 g/t gold and; 41.5 m of 1.23 g/t gold (Table 1).

Notably, within the two broader intercepts of 11.8 m and 41.5 m, hosted within intense pervasive silicification, there is a high-grade core that includes intercepts of up to 7 m of 3.15 g/t gold (Table 1). The Company has completed a total of 3,160 m of drilling in six drill holes to date (Figure 2), including one at the previously undrilled Juliette target, with another currently underway, and is looking forward to receiving additional results over the coming weeks.

Key takeaways:

  Confirmed continuity of mineralization at the La Pointe Extension prospect
  Multiple zones of +1.2 g/t gold mineralization intercepted
  Identification of high-grade gold core, which appears to strengthen down plunge
  Wide zones of intense silicification are indicative of a strong mineralization system with potential for significant scale along the 23-kilometre (km) long targeted structure
  Results pending from an additional six completed drill holes

"We are thrilled to announce our first drill results from our ongoing summer campaign at the Sakami project, which we acquired earlier in the year," commented Tim Clark, CEO of Fury. "Our goal was to expand upon historical drilling, add to continuity, and target resource grade. As such, we are pleased with a strong start and looking forward to more positive results in the coming weeks."

Table 1: 25SK-001 Drilling Highlights

Hole ID		From	To	Length (m)	Au g/t)
25SK-001		219.5	224.2	4.7	2.72
	Including	219.5	221	1.5	7.46
		249.5	250	0.5	10.2
		301	302.5	1.5	5.17
		314.2	326	11.8	1.28
	Including	315.7	317.2	1.5	5.23
	and	324.5	326	1.5	2.79
		335	376.5	41.5	1.23
	including	338	345	7	3.15
	and	356.5	358.5	2	3.24
		384	393	9	0.33
		446	447.5	1.5	1.54
Main intervals – Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Sub-Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m. Downhole thickness was used due to the unknown zone orientations.

Sakami Project
The Sakami project covers approximately 14,250 hectares (ha) 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological sub-provinces, where gold mineralization has been identified over a distance of more than 23 km (Figure 1). Gold mineralization is located at the base of a sulphide rich horizon within a zone of intense pervasive silicification located along and proximal to regional-scale shearing, marking the contact between the two geological sub-provinces.

A total of six diamond drill holes totaling approximately 3,160 m have been completed to date. Five holes have targeted the down plunge and along strike extensions of previously identified gold mineralization across 400 m of strike length at the La Pointe Extension target. Historical drilling has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface. All five drill holes completed to date at La Pointe Extension have intercepted zones of intense silicification with sulphide mineralization typical of the previously identified gold mineralization. The reported intercepts from drill hole 25SK-001, 4.7 m of 2.72 g/t gold; 0.5 m of 10.2 g/t gold; 1.5 m of 5.17 g/t gold; 11.8 m of 1.28 g/t gold, and 41.5 m of 1.23 g/t gold, are within 200 – 300 m of surface.

The sixth completed drill hole targeted the undrilled Juliette target, located 1 km south of La Pointe Extension. Juliette has a similar Induced Polarization (IP) geophysical chargeability signature to the La Pointe and La Pointe Extension targets and represents an excellent opportunity to discover additional gold mineralization along the highly prospective 23 km long gold-bearing structure. Drill hole 25SK-006 intercepted a zone of intense silicification with sulphide mineralization, which correlates to the IP chargeability anomaly. Results are pending for this hole.

This first phase of drilling comprises of up to 5,000 m of drilling for 2025.

Sakami Project

Plan Map

Chargeability
La Pointe
La Pointe Extension
Juliette
1 km
43
JR
9.6
Ile
Simon
Péninsule
Kalmia
La Pointe
La Pointe Extension
Sakami
Juliette
Cheechoo-Éléonore Trend
5 km
Legend
Target Area
Powerline
Structural Corridor
Fury Property
Geology
Paragneiss
Granite
Tonalite
Monzodiorite Quartz
Gabbro
Unltramafic Rock
Tonalitic Gneiss
Basalt
Sediment
Iron Formation
Chargeability mV/V
15
10
5
Highway
Powerline
Sakami
Cheechoo-Éléonore Trend

Figure 1: Plan map of the Sakami Gold Project.

Sakami Project

2025 Drill Program

Legend
Fury 2025 Drill Hole
Completed
In Progress
Historical Drill Hole
Fury Property
Geology
Paragneiss
Intense Silicification Zone
Tonalite
Monzodiorite Quartz
Gabbro
Unltramafic Rock
Basalt
Sediment
La Pointe Extension
25SK-004
25SK-003
25SK-005
25SK-007
25SK-002
25SK-001
25SK-006
Juliette
Sakami
N
1 km

Figure 2: Plan Map of the drilling completed to date by Fury at the Sakami gold project.

Sakami Project - La Pointe Extension

Two Silica Zones Intersected

Looking Northeast
B
B'
Intense Silicification Zone with As-Py
Tonalite
Basalt
Laguiche
Paragneiss
Intense Silicification Zone
2.72 g/t Au over 4.7 m²
incl. 7.46 g/t Au over 1.5 m
7.79 g/t Au over 3 m¹
4.39 g/t Au over 6.3 m¹
4.29 g/t Au over 3.8 m¹
PT21-182
1.28 g/t Au over 11.8 m²
1.23 g/t Au over 41.5 m²
incl. 3.15 g/t Au over 7 m
3.12 g/t Au over 4.5 m¹
2.62 g/t Au over 10 m¹
25SK-001
PT21-188
25SK-002
Legend
Fury Drill Hole
Historical Drill Hole
Drill Intercept¹
Au g/t
5
2.5
1
0.5
0.25
B
B'
100 m

1. Intervals – Au grade*thickness no less than 2 g/t*m withgrade is no less than 1 g/t, maximumincluded waste is 2m
2. Main intervals – Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m; Sub-Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m.

Figure 3: 25SK-001 section showing the location of the reported 2025 drill intercept in relation to historical drilling. The core photos display the style of mineralization which hosts the gold mineralization.

“Fury’s systematic, disciplined approach to exploration continues to bear fruit. The knowledge gained from this seasons campaign has given our technical team confidence not only on the continuity and scale of gold mineralization at the La Pointe Extension target but also of the prospectivity of the entire 23.5 km long structure that first drew us to the Sakami project which includes the Juliette target 1 km to the SW of previous drilling where similar alteration and sulphide mineralization has been intercepted,” commented Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Sampling and Assaying Disclosure
2025 Fury Drilling
Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical Sakami Diamond Drilling
Analytical samples were taken by manually splitting NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 30 g nominal weight fire assay with atomic absorption finish (Au-AA24). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision. Fury has completed a review of the historical Sakami drill database and found no significant errors. Reported intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m. Due to the unknown orientation of the zones downhole thickness was used.

Fury considered this drill hole to be sufficiently anomalous to warrant its immediate release. Fury expects that it will generally continue to release drill results in batches unless unusual circumstances otherwise warrant.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.8 million common share position in Dolly Varden Silver Corp (13.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at Sakami will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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